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Nicholas A. Kronfeld

Davis Polk & Wardwell LLP	212 450 4950 tel
450 Lexington Avenue	nicholas.kronfeld@davispolk.com
New York, NY 10017

June 28, 2019

VIA EDGAR SUBMISSION

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:                             Banco Santander, S.A.

Schedule TO-C

Filed May 29, 2019 by Banco Santander, S.A.

File No. 005-90381

Dear Mr. Panos:

On behalf of our client, Banco Santander, S.A. (“Santander Spain”), we are responding to the comments of the staff of the Office of Mergers & Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 14, 2019 (the “Comment Letter”) relating to the above referenced Schedule TO-C (the “TO-C”) of Santander Spain and the associated Registration Statement on Form F-4 filed on May 17, 2019 (the “Registration Statement”) in connection with Santander Spain’s proposed exchange offers to acquire securities of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”).

In response to the comments set forth in the Comment Letter, Santander Spain has revised the Registration Statement and is filing Amendment No. 1 (the “Amendment”) to the Registration Statement together with this response letter. This Amendment also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amendment and three marked copies of the Amendment showing the changes to the Registration Statement.

Set forth below are Santander Spain’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in boldface text, followed by Santander Spain’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment submitted herewith where the revised language addressing a particular comment appears.

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Schedule TO-C

Item 2. Subject Company Information, page 3

1.              Please advise us, with a view towards revised disclosure, of the number of shares outstanding of the subject class(es) as of the most recent practicable date. The information incorporated by reference from the associated Form F-4 did not specify the number of shares outstanding and otherwise did not leave open the possibility that such information would be provided in the future. See Item 1002(b) of Regulation M-A.

Response

Santander Spain respectfully acknowledges the Staff’s comment. Santander Spain advises the Staff that as of May 31, 2019, Santander Mexico had 3,322,685,212 Series B shares outstanding (including in the form of American Depositary Shares). Santander Spain has revised the disclosure on pages 17 and 54 of the Amendment to provide the requested information.

Item 3. Identity and Background of Filing Person, page 4

2.              Neither the Schedule TO nor the associated Form F-4 provide disclosure whether or not the bidder was convicted of a crime in a criminal proceeding during the past 5 years or whether or not it was a party to any judicial or administrative proceeding. Please revise or advise. See Items 1003(c)(3) and 1003(c)(4) of Regulation M-A and related General Instruction E to Schedule TO which requires affirmative in the negative.

Response

Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on page 93 of the Amendment to provide the requested information.

Item 4. Terms of the Transaction, page 4

3.              Please revise to specify the exact dates by which a security holder is eligible to exercise a withdrawal right, as required by Item 1004(a)(vi) of Regulation M-A, or advise. The existing description of the availability of withdrawal rights that has been incorporated by reference is dependent upon security holders conducting a calculation.

Response

Santander Spain respectfully acknowledges the Staff’s comment. Santander Spain has revised the disclosure on pages 6, 19 and 68 of the Amendment in response to the Staff’s comment to include a placeholder for the exact dates by which a security holder is eligible to exercise a withdrawal right where such placeholders were not included. Santander Spain will specify the applicable dates in a subsequent amendment to the Registration Statement once such dates are determined.

4.              The exchange offer conditions have been disclosed in the prospectus within the associated Form F-4 as a defined term, the initial description of such conditions indicates that they may be satisfied or waived without any temporal constraint. Please revise to make clear, as intimated in the closing paragraph of the conditions section beginning at page 61 of the prospectus, that all exchange offer conditions – with the exception of those subject to government approvals – may only be satisfied or waived prior to the expiration time.

Response

Santander Spain respectfully acknowledges the Staff’s comment. Santander Spain has revised the disclosure on pages 26 and 61 of the Amendment in response to the Staff’s comment to clarify that the exchange offer conditions, other than those subject to government approvals, may only be satisfied or waived prior to the expiration time.

5.              While the determination as to whether or not a condition has been satisfied or has otherwise occurred may be within Santander Spain’s sole discretion as described, such determination is not “final and binding” as disclosed. Please revise to indicate that security holders may challenge Santander Spain’s determinations in a court of competent jurisdiction. Please make conforming changes wherever “final and binding” appears elsewhere in the prospectus.

Response

Santander Spain respectfully acknowledges the Staff’s comment. Santander Spain has revised the disclosure on pages 62, 67, 68 and 69 of the Amendment in response to the Staff’s comment to strike the statements that Santander Spain’s determinations relating to the terms and conditions of the exchange offers are “final and binding”. Santander Spain respectfully submits that the applicable regulations do not require an affirmative statement that its determinations may be subject to judicial challenge by security holders and, while Santander Spain does not disagree with the statement, it does not believe that the omission of that statement in the Registration Statement would result in the Registration Statement being materially misleading.

6.              Santander Spain has explained on page 62 of the prospectus contained within the associated Form F-4 that the exchange offer conditions may be asserted “regardless of the circumstances (including any action or inaction by Santander Spain).” The inclusion of conditions to the Offer to Exchange is not objectionable if such conditions are objectively determinable and otherwise cannot be asserted at any time for any reason. To the extent a bidder reserves the right to assert an offer condition based upon its own action or inaction, the tender offer could be viewed as illusory and thus in contravention of Section 14(e). Please revise to remove this implication.

Response

Santander Spain respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 62 of the Amendment in response to the Staff’s comment.

Item 8. Interest in Securities of the Subject Company, page 6

7.              We did not locate the aggregate number of subject securities beneficially owned by the bidder, as required by Item 1008(a). Please direct us to that disclosure, or revise.

Response

Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on pages 91 and 92 of the Amendment to provide the requested information.

8.              It is unclear whether or not the bidder “indirectly” beneficially owns subject securities through an associate or majority owned subsidiary. If any subject securities are so indirectly owned, please provide both the aggregate number and percentage of subject securities owned by the associate or majority owned subsidiary. See Item 1008(a) of Regulation M-A.

Response

Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on pages 91 and 92 of the Amendment to provide the requested information.

Item 10. Financial Statements, page 6

9.              It is unclear whether or not the associated Form F-4 discloses the required pro forma financial information in accordance with Item 1010(b) of Regulation M-A. Please confirm that such information has been prepared and disclosed in accordance with the standards set forth in that provision, or revise.

Response

Santander Spain notes the Staff’s comment and confirms that the required pro forma financial information on pages 49 and 50 of the Amendment has been prepared and disclosed in accordance with the standards set forth in Item 1010(b) of Regulation M-A.

10.       The information required by Item 1010(a) of Regulation M-A has been incorporated by reference. Because security holders apparently will not be receiving a printed version of such information within the prospectus contained within the associated Form F-4, please amend the Offer to Exchange to include the summarized financial information in accordance with and required by Item 1010(c) of

Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and related CDI I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations. The Selected Financial Data of Santander Spain that appears in the prospectus within the associated Form F-4 beginning at page 32 appears to have been prepared and disclosed pursuant to a different regulatory provision.

Response

Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on page 33 of the Amendment to include any line items required to be included in the summarized financial information in accordance with Item 1010(c) of Regulation M-A.

General

11.       Please advise us, with a view toward revised disclosure, why a reference to Item 13 was not included. To the extent Banco Spain is relying upon an exception within Rule 13e-3(g), please also provide us with a brief explanation as to why such exception is available.

Response

Santander Spain respectfully advises the Staff that it will include in the Schedule TO-T filed at the launch of the exchange offer a reference to Item 13, together with a statement that it is not applicable. Santander Spain believes that Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) is not applicable to the exchange offer because the exchange offer is excepted from Rule 13e-3 by subsection (g) (2) of the rule.

Rule 13e-3(g)(2) provides that Rule 13e-3 does not apply to any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security; provided that:

(i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock (emphasis added);

(ii) such equity security is registered pursuant to section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Exchange Act; and

(iii) if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

In the U.S. exchange offer, U.S. holders of Santander Mexico Series B shares that tender their shares to the U.S. exchange agent will receive Santander Spain ordinary shares, and holders of Santander Mexico ADSs that tender their ADSs to the U.S. exchange agent will receive American Depositary Shares of Santander Spain (“Santander Spain ADSs”) representing Santander Spain ordinary shares. The Santander Spain ADSs and the Santander Spain ordinary shares are registered under Section 12 of the Exchange Act, and the Santander Spain ADSs will be listed on the NYSE, satisfying the requirements of clauses (ii) and (iii) of Rule 13e-3(g)(2). In addition, like the Santander Mexico Series B shares, the Santander Spain ordinary shares will be listed on the Mexican Stock Exchange in connection with the exchange offer, such that tendering holders of Santander Mexico Series B shares would receive Santander Spain ordinary shares with the same listing in Mexico and the same registration under Section 12 of the Exchange Act as the Santander Mexico Series B shares.

With respect to clause (i) of Rule 13e-3(g)(2), Santander Spain respectfully submits that the Santander Spain ordinary shares offered as consideration are “common stock” for this purpose.

Rule 13e-3 itself does not provide a definition of “common stock.” Rule 12b-2 under the Exchange Act and Rule 405 under the Securities Act, however, define “common equity” as “any class of common stock or an equivalent interest, including but not limited to a unit of beneficial interest in a trust or a limited partnership interest.” In another context, the Commission has stated that for purposes of the calculation of the actively-traded securities exception from Rule 101 under Regulation M, the ordinary shares issued by a foreign issuer are treated as “common equity securities” and noted that the “phrase ‘common equity securities’ includes the equivalent type of stock of a foreign issuer.” (Frequently Asked Questions About Regulation M, Division of Market Regulation: Staff Legal Bulletin No. 9 available at http://www.sec.gov/interps/legal/mrslb9.htm).

Santander Spain respectfully submits that the term “ordinary shares” is merely the nomenclature used in Spain and numerous other countries to refer to the class of security usually referred to in the U.S. as “common stock.” For example, the Santander Spain ordinary shares do not entitle their holders to the right to receive a fixed amount of dividends, do not have fixed liquidation values, are not subject to mandatory redemption by Santander Spain or optional redemption by the holders thereof, and their terms do not include covenants of Santander Spain. Rather, the Santander Spain ordinary shares participate in the profits and losses of Santander Spain as common stock does, give the holders thereof full voting rights and entitle them to receive the residual value of Santander Spain after liquidation of the company. Santander Spain does not have any class of residual value equity securities other than the Santander Spain ordinary shares. In other words, the Santander Spain “ordinary shares” are what in the U.S. would be called “common stock”. Therefore, Santander Spain believes that the Santander Spain ordinary shares being offered in the exchange offer are “common stock” for purposes of Rule 13e-3(g)(2).

In addition, the Santander Spain ADSs offered as consideration for Santander Mexico ADSs in the exchange offer should similarly be treated as “common stock” for this purpose because the ADSs are simply pass-through mechanisms for holding the underlying common stock.  This treatment would be consistent with how ADSs are treated in the context of U.S. securities laws. For example, under Rule 800(h) under the Securities Act, to determine the percentage of outstanding securities held by U.S. holders, holders of ADSs and of the securities underlying such ADSs are treated the same. Similarly, the U.S. tender offer rules treat a tender offer for ADSs representing registered voting equity securities the same as they would a tender offer directly for such registered voting equity securities. Moreover, for purposes of reporting requirements and the related calculation of beneficial ownership of securities under Sections 13(d) and 13(g) of the Exchange Act, ADSs are not considered a class of securities separate from the underlying shares. See SEC Release No. 33-6894 (May 23, 1991) at Section II.D.2.

Santander Spain respectfully submits that even if the Santander Spain ADSs were not treated as “common stock”, the Santander Spain ADSs offered as consideration to tendering Santander Mexico ADS holders are equity securities with substantially the same rights as the subject ADSs, satisfying the requirements of clause(i) of Rule 13e-3(g)(2) — i.e., both are pass-through vehicles entitling their holders to vote, receive distributions on and take delivery of the underlying local common stock.

For the reasons set forth above, Santander Spain respectfully submits that even if the exchange offer was deemed to be a Rule 13e-3 transaction, by virtue of the exception contained in Rule 13e-3(g)(2), the exchange offer is exempt from application of Rule 13e-3.

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If you have any questions regarding this letter or the responses, please do not hesitate to contact me at 212-450-4950 or nicholas.kronfeld @davispolk.

Very truly yours

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc:                                Mr. Javier Illescas, Group Executive Vice President, Banco Santander, S.A.

Via EDGAR